SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)*


                         Chatsworth Data Solutions, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    162307102
             -------------------------------------------------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8226
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 2, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 7 pages

CUSIP No.:  162307102

NAME OF REPORTING PERSON

1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Adam Benowitz

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                     7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                  8        SHARED VOTING POWER   -   28,431,800
OWNED BY
EACH                          9        SOLE DISPOSITIVE POWER   -     0
REPORTING
PERSON WITH                   10       SHARED DISPOSITIVE POWER   - 28,431,800

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     28,431,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.7%

14   TYPE OF REPORTING PERSON

     IN

                                Page 2 of 7 pages

CUSIP No.:  162307102

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Opportunity Master Fund, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF                     7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                  8        SHARED VOTING POWER   -   28,431,800
OWNED BY
EACH                          9        SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH                   10       SHARED DISPOSITIVE POWER   -  28,431,800

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     28,431,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.7%

14   TYPE OF REPORTING PERSON

     CO

                                Page 3 of 7 pages

CUSIP No.:  162307102

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                     7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                  8        SHARED VOTING POWER   -   28,431,800
OWNED BY
EACH                          9        SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH                   10       SHARED DISPOSITIVE POWER   -   28,431,800

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     28,431,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.7%

14   TYPE OF REPORTING PERSON

     IA

                                Page 4 of 7 pages

                                EXPLANATORY NOTE

         This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") is being filed with respect to the beneficial ownership of common stock, par value $0.0001 per share (the "Common Stock"), of Chatsworth Data Solutions, Inc., a Nevada corporation (the "Company" or the "Issuer"). This Amendment No. 3 supplements Items 3, 4 and 7 and amends and restates in its entirety Item 5 of the Schedule 13D (as amended) previously filed by Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company (the "Fund"), Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC), a Delaware limited liability company (the "Investment Manager"), and Adam Benowitz, a United States Citizen ("Mr. Benowitz", and together with the Fund and the Investment Manager, the "Reporting Persons").

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source of cash funds for the purchased securities described in Item 4 of this Amendment No. 3 was working capital of the Fund, and the amount of funds totaled $500,000.

ITEM 4.  Purpose of Transaction.

         On April 2, 2008, the Issuer issued to the Fund 10,000,000 shares of Common Stock at a purchase price of $0.05 per share, for total consideration of $500,000.

         On April 3, 2008, pursuant to a Penalty Settlement Agreement, the Fund agreed to waive (the "Waiver") certain late registration penalties accrued as of the date thereof and all future penalties with respect thereto, against the Issuer under the Investor Rights Agreement dated July 31, 2006. In consideration of the Waiver, the Fund received a promissory note in the amount of $397,880 due March 10, 2010 (the "Note"). Interest shall accrue on the Note at the rate of twelve percent (12%) per annum and the Issuer shall pay to the Fund all accrued interest on the date the principal amount of the Note is due (whether at maturity or otherwise). The Note further provides that if the Adjusted Share Price (as defined in the Note) of the Issuer's Common Stock is equal to or greater than $0.25 for any period of five (5) consecutive trading days ending prior to March 10, 2010, then the Issuer shall have the option of paying all or any portion of the accrued interest in shares of its Common Stock, in an amount of shares equal to the quotient obtained by dividing the amount of accrued interest by $0.20.

ITEM 5.  Interest in Securities of the Issuer.

         (a) As of April 2, 2008, the Fund directly beneficially owns 28,431,800 shares of Common Stock, representing 49.7% of all of the issued and outstanding shares of Common Stock. The Investment Manager and Mr. Benowitz may each be deemed to beneficially own the shares of Common Stock beneficially owned by the Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based on the 51,396,000 shares outstanding as of April 2, 2008, as reported directly from the Issuer.

         (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 28,431,800 shares of Common Stock reported herein.

                                Page 5 of 7 pages

         (c) Other than as set forth in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the past sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

         Exh. #   Description
         ------   -----------

         5.       Form of Common Stock Purchase Agreement.*

         6.       Form of Penalty Settlement Agreement and Promissory Note.*

         --------------------------

         * Incorporated by reference to the Issuer's Current Report on Form 8-K, as filed with the SEC on April 9, 2008.


                                Page 6 of 7 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 2008

                                        ADAM BENOWITZ
                                        VISION CAPITAL ADVISORS, LLC
                                        VISION OPPORTUNITY MASTER FUND, LTD.


                                        By: /s/ ADAM BENOWITZ
                                            ------------------------------------
                                            Adam Benowitz, for himself, as
                                            Managing Member of the Investment
                                            Manager and as a Director of the
                                            Fund


                                Page 7 of 7 pages

                                  EXHIBIT INDEX

Exh. #   Description
------   -----------

5.       Form of Common Stock Purchase Agreement.*

6.       Form of Penalty Settlement Agreement and Promissory Note.*

-----------------------

* Incorporated by reference to the Issuer's Current Report on Form 8-K, as filed with the SEC on April 9, 2008.